Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vlogmi Corporation
701 Brazos St
Austin, TX 78701
www.Vlogmi.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vlogmi Corporation
Address: 701 Brazos St, Austin, TX 78701
State of Incorporation: DE
Date Incorporated: October 26, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 Hours and receive additional 25% bonus shares.

Super Early Bird Bonus

Invest within following week after initial 72 hours and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the second week (first 17 days) and receive additional 10% bonus shares"

Amount-Based Perks:

$100 | All Investors

All investors ($100+) will receive an official certificate to be a Vlogmi Ambassador.

$500 | Tier 1

$500+ receives a Founder's Verified Badge.

$1,000 | Tier 2

Invest $1,000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Golf Hat + 3% Bonus Shares

$2,500 | Tier 3

Invest $2500+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + VIP Golf Hat + 5% Bonus Shares

$5,000 | Tier 4

Invest $5000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Jacket + 10% Bonus Shares

$10,000 | Tier 5

Invest $10000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Brass Cert + 12% Bonus Shares

$25,000 | Tier 6

Invest $25000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Brass Cert + 15% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vlogmi Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are

on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Vlogmi Corporation ("Vlogmi" or the "Company") is a web3 social media network built entirely around sharing genuine, authentic, and original behind-the-scenes content. Our mission is to build a community that drives the next generation of content creators to express their creativity through authenticity to create the future of healthier, more positive social media. The "perfect photo" doesn't exist on Vlogmi, share what you're doing in the moment.

All content on Vlogmi is taken directly from inside our in-app camera. This means there's no photoshop and no reposts, and it gets rid of a lot of the fake news that you see online today.

Vlogmi centralizes the ability of creators to monetize their audience.

Competitors and Industry

Industry

One of the largest problems with young people in the digital age is the false perceptions of reality online. People today are disconnected from each other more than ever due to the exaggerated/curated narratives that are shared online. Plenty of studies have cited that today's social media platforms can have negative consequences on mental health, with nearly a third of teenagers reporting that they have anxiety.

Social media is a massive industry that continues to grow year-by-year. Our total addressable market is estimated to be about $224B and comprises approximately 4.7 billion users worldwide*

More specifically in the vlogging industry/community, approximately 1/3 of American children want to be a vlogger when they grow up.

https://www.cnbc.com/2019/07/19/more-children-dream-of-being-youtubers-than-astronauts-lego-says.html

Currently, the main monetization strategies among social media platforms include advertising (native ads, AR filters, etc.), collecting and selling user data, and memberships. This can be seen across many platforms including Instagram, Tik Tok, Snapchat, Reddit, Twitch, and more.

https://www.center4research.org/social-media-affects-mental-health/

https://www.businessofapps.com/data/

https://www.smartinsights.com/social-media-marketing/social-media-strategy/new-global-social-media-research/

Competitors

Ibble: Austin-based social media platform using video-based conversation threads. Heavily focused on sharing event footage. Ibble raised 12.7M in its seed funding.

BeReal: Popular "authentic" social platform. Sends you a notification once a day to take a picture of what you're doing and share it with your friends. BeReal raised $60M in its Series B Funding round.

Tik Tok: Short-form video entertainment platform, best known for teens dancing and lip-syncing. Sources estimate TikTok's value to be between $50B-$75B dollars.

Unlike these competitors, Vlogmi was developed to meet the needs of next-generation creators and consumers looking for positive social media experiences. Rather than boosting highly curated content, we believe our platform promotes in-the-moment videos and images, uploaded by everyday users in comparison to other social media platforms.

Vlogmi only allows content that has been taken from directly inside our in-app camera, this means no photoshop, no reposts, and no beauty filters. This in turn makes our platform a much more genuine and authentic way of sharing and connecting with others online. Creators on our platform are also able to earn more than they would on other platforms just by posting similar content as they are on their Instagram stories, Tik Tok, etc. Additionally, we plan to mint every post on Vlogmi as an NFT. This has not yet begun development, however, this would allow users to have full ownership over their content on our platform as well as provide more options for what they are able to do with it.

https://techcrunch.com/2022/10/20/sources-bereal-raised-60m-in-its-series-b-earlier-this-year-now-has-20m-daus/

https://news.yahoo.com/ibble-launches-social-networking-app-140000732.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAAERcvPTZk-wuuz5Wma9DmwrQRf2BkVlzhFHF2z_yFpCnYsA_tHE4kF_AISTEpLYUUOK487DNOwlxjzKsTmkSufaC27Bbm3tbIa1eyb5G6EGjhWhsMKxe8bnb_nJVswvqns4Taonhsvd1IFsy0FJanNkCXsFKrzI_UxStRWRUf-

https://thesmallbusinessblog.net/tiktok-net-worth/#:~:text=Because%20TikTok%20is%20a%20private,net%20worth%20is%20%2475%20billion.

Current Stage and Roadmap

Current Stage

We currently have the first public beta of our platform available on the iOS App Store for anyone to download. It includes the basic functionality of viewing content, following others, posting, basic editing, interacting with other accounts, and discovering new content. Our Android MVP app is almost complete and will be ready for external beta testing within the next month and a half.

The proof of concept for our Support Creator monetization feature is complete. Vlogmi is currently in a pre-revenue stage of development.

Roadmap

Throughout the remainder of this year and early 2023, we will be focused on our product-market fit with ongoing user testing, surveys, and app updates. This will also be the expected beginning of external beta testing for our Android application.

We will be working towards implementing and testing our POC monetization within both iOS and Android Q3. As for our NFT integration, we expect to begin development of this Q4 of 2023.

The Team

Officers and Directors

Name: Luke T. Thorssen

Luke T. Thorssen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: October, 2020 - Present
  Responsibilities: Overall executive management; No Salary, Equity Compensation: 2,390,000 shares

- **Position:** Director
  Dates of Service: October, 2020 - Present
  Responsibilities: To oversee the affairs of the corporation in order to protect the interests of the shareholders

Other business experience in the past three years:

- **Employer:** Careless Music Manila
  Title: Chief Content Officer
  Dates of Service: July, 2018 - January, 2021
  Responsibilities: Social media management and consulting: YouTube, Twitter, Instagram, Facebook; Website development lead. (http://www.careless.ph); Public relations via social media.

Other business experience in the past three years:

- **Employer:** Draper Startup House Accelerator
  Title: Entrepreneur In Residence
  Dates of Service: May, 2022 - September, 2022
  Responsibilities: Assisted in DSH startup accelerator that helped push founders to their limits mentally and physically, only to come out the other end stronger and better prepared to tackle the challenges of creating an extraordinary business.

Name: Rafaella M Thorssen

Rafaella M Thorssen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Creative Officer
  Dates of Service: October, 2020 - Present
  Responsibilities: Manage all aspects of product design and marketing; No Salary, Equity Compensation: 1,400,000 shares.

- **Position:** Corporate Secretary
  Dates of Service: October, 2020 - Present
  Responsibilities: To administer board evaluations and conduct corporate governance audits.

- **Position:** Director
  Dates of Service: July, 2022 - Present
  Responsibilities: Oversee the affairs of the corporation in order to protect the interests of the shareholders

Other business experience in the past three years:

- **Employer:** Careless Music
  Title: Social Media/Content Manager
  Dates of Service: October, 2022 - December, 2022
  Responsibilities: Social media management and consulting

Other business experience in the past three years:

- **Employer:** Draper Startup House Accelerator
  Title: Entrepreneur In Residence
  Dates of Service: May, 2022 - September, 2022
  Responsibilities: Assisted in DSH startup accelerator that helped push founders to their limits mentally and physically, only to come out the other end stronger and better prepared to tackle the challenges of creating an extraordinary business.

Name: Robert W Thorssen

Robert W Thorssen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: October, 2020 - Present
  Responsibilities: To provide leadership to enable the board to oversee the affairs of the corporation in order to protect the interests of the shareholders. No Salary; Equity Compensation: 825,000 shares.

- **Position:** CFO
  Dates of Service: October, 2020 - Present
  Responsibilities: Chief Financial Officer

Other business experience in the past three years:

- **Employer:** Starboard Strategic Services
  Title: Managing Director
  Dates of Service: May, 2001 - May, 2019
  Responsibilities: providing consulting services

Other business experience in the past three years:

- **Employer:** Adapt Architectural Solutions
  Title: Managing Director
  Dates of Service: March, 2016 - December, 2018
  Responsibilities: Managing the distribution of modular construction products

Name: LeRoy D Thorssen

LeRoy D Thorssen's current primary role is with Falkbuilt Ltd.. LeRoy D Thorssen currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October, 2020 - Present
  Responsibilities: Oversee the affairs of the corporation in order to protect the interests of the shareholders. No Salary; Equity Compensation: 825,000 shares.

- **Position:** COO
  Dates of Service: July, 2016 - Present
  Responsibilities: Structure business strategies, plans and procedures for the company. LeRoy spends approximately 10 hours per week working in this role.

Other business experience in the past three years:

- **Employer:** Wine Depot
  Title: Brand Ambassador
  Dates of Service: September, 2018 - April, 2019
  Responsibilities: introducing new brands to SE Asia

Other business experience in the past three years:

- **Employer:** Falkbuilt Ltd.

Title: Lead in Cladding
Dates of Service: January, 2022 - Present
Responsibilities: Sub Lead in Cladding at Falkbuilt. Duties involve managing a team of 25+ people, maintaining the steady flow of our production line, all while communicating directly with project managers and leads in order to meet shipping deadlines. He spends approximately 30 hours per week working in this role.

Name: Katherine Winter Sellery

Katherine Winter Sellery's current primary role is with Conscious Parenting Revolution . Katherine Winter Sellery currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October, 2020 - Present
  Responsibilities: Oversee the affairs of the corporation in order to protect the interests of the shareholders. No Salary; Equity Compensation: 25,000 shares.

Other business experience in the past three years:

- **Employer:** Conscious Parenting Revolution
  Title: CEO
  Dates of Service: January, 2017 - Present
  Responsibilities: Direct all aspects of the company's activities

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development and social media industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Vlogmi Corporation was formed on Oct 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vlogmi Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified

individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vlogmi Corporation or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vlogmi Corporation could harm our reputation and materially negatively impact our financial condition and business.

Additional risks
• Global markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to effectively compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources than Vlogmi and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow Vlogmi's competitors to respond more quickly with new, alternative, or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely and be negatively affected by efforts to build volume or react to competition. • As we grow our customer base and scale to thousands and ultimately millions of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer. In addition to needing to scale our technology platform, we will also need to scale our business operations and team to support a growing business in order to be successful • The Company will rely on Amazon Web Services for hosting. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offering. • Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences. 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk. • Limited capitalization: Vlogmi has limited capitalization and may need additional financing to support existing and ongoing operations. There is no assurance that Vlogmi would be able to successfully obtain additional financing or do so on favorable terms. Future operations depend on Vlogmi's ability to generate revenue and user growth. While Vlogmi may consider funding its business in the future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained. There is no guarantee that, even with significant subsequent cash infusions, the Company will break even or generate positive cash flows. • Finances — Revenue growth might take longer than planned, further affecting the ability of the company to invest in accelerating growth. Lastly, unplanned expenses, such as the need to further enhance product features might further reduce the capacity of the company to invest in growth. • Management's judgment regarding use of proceeds: Vlogmi management, including the Board of Directors, will have broad discretion over the use of the net proceeds from the crowdfunding. Management has made only preliminary determinations as to the amount of net proceeds to be used based on its current expectations regarding Vlogmi's financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as actual financial performance may differ from management's current expectations, or Vlogmi's business needs may change as its business and its industry evolve. As a result, the proceeds received by Vlogmi in crowdfunding may be used in a manner significantly different from its current plans. • Projected versus actual results: Vlogmi's business plan and projections were prepared by its management and are based on numerous assumptions, which are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. • We need the maximum funding amount of ~$580K in order to reach a revenue-generating point at 6 months post-launch. If we are unable to raise this amount, we will most likely not be able to reach our projections. • Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luke T Thorssen	2,390,000	Common Stock	25.2%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 9,470,349 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $290,799.00
  Number of Securities Sold: 610,618
  Use of proceeds: Research and development
  Date: February 01, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company needs to raise funds in order to operate until we are able to effectively launch our monetization functions, which will require a tbd MAU base. We are planning to have our monetization platform running by end of 2023.

Foreseeable major expenses based on projections:

App programming development and marketing to acquire and retain users. Expenses on average for this will be $55,000/month over the next 18 months.

Future operational challenges:

The biggest future challenge will be the strategy to retain users. Future operational challenges inlcude Onboarding users to Vlogmi, user retention, team building.

Future challenges related to capital resources:

Fundraising over the next two years will rely mainly on the acquisition and retention of active monthly users and the subsequent monetization of the Vlogmi Social Network.

Future milestones and events:

The most significant future milestones for the success of the Vlogmi app will be related to the acquisition and retention of active monthly users and the subsequent monetization of the Vlogmi Social Network.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

1. Closing a Convertible Note Bridge Round of financing; and

2. The Start Engine Reg CF equity offering of Vlogmi Corporation Common shares.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our operations over the next year.

We would otherwise rely on our network of Angel investors and early-stage VCs to fund our ongoing development costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As much as 75% of the funds available for operations over the next 12 months would be made up of funds from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If raising only the minimum from this Reg CF Equity round we would only be able to operate for another 6 months before raising additional capital through a Pre-Seed private placement.

BootStrap Budget includes the following:

Budget - 6 mo. Jan-Jun 23

Office & Utility - $39,600

Management Fees - $75,000

Development Staff - $76,900

Marketing Staff - $14,800

Hardware & Software - $13,150

Marketing & Travel - $50,500

TOTAL: $230,950

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum from our current Reg CF round would allow us to operate for 15 months. The funds from raising the maximum funding goal will be used towards the same expense categories noted above and in substantially similar ratios.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have been in contact with several VCs that are very interested in investing in our seed round once the Vlogmi app is fully functional on both the IOS and Android app stores and has acquired and tested the app with up to 50,000 AMU's.

Indebtedness

- **Creditor:** Shareholder Loan
  Amount Owed: $15,020.00
  Interest Rate: 5.0%
  Maturity Date: January 31, 2023
- **Creditor:** Development vendor
  Amount Owed: $182,000.00
  Interest Rate: 0.0%
  Maturity Date: March 01, 2023
  Negotiable terms for accounts payable, two development/programming vendors

Related Party Transactions

- **Name of Entity:** May C. Thorssen
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: May C. Thorssen assumed the payment of $167,100 of the vendor's account payable and therefore the account payable can be paid to or otherwise negotiated with may Thorssen as documented in the Vendors invoices.
  Material Terms: Invoices for app development are subject to negotiation.

Valuation

Pre-Money Valuation: $9,470,349.00

Valuation Details:

The Company has determined its pre-money valuation on its analysis of multiple factors including, but not limited to, the following.

Industry analysis and comparisons.

Vlogmi's valuation has been determined by viewing comparable platforms — what they raised, and at what stage they raised it at.

Two recent examples of social platforms that are similar to Vlogmi are BeReal. (out of France) and Ibble (out of Austin Texas).

<u>BeReal.:</u>

(1) Raised $1.76M SEED @ est.$17.6M Valuation (May 2021)

(2) Raised $30M SERIES A @ est.$300M Valuation (May 2022)

(3) Notable lead investor: A16Z

Popular "authentic" social platform. Sends you a notification once a day to take a picture of what you're doing and share it with your

friends. BeReal raised $60M in its Series B Funding round.

Ibble:

(1) Grant $100K

(2) Raised $4M SEED @ est.$20M Valuation (20% of company)

(3) Raised $3M SEED @ est.$30M Valuation (10% of company)

(4) Raised $12.7M SEED @ est.$63.5M Valuation (10% of company)

Austin-based social media platform using video-based conversation threads. Heavily focused on sharing event footage. Ibble raised 12.7M in its seed funding.

Unlike these competitors, we believe Vlogmi was developed to meet the needs of next-generation creators and consumers looking for positive social media experiences. Rather than boosting highly curated content, we believe our platform promotes in-the-moment videos and images, uploaded by everyday users in comparison to other social media platforms.

https://techcrunch.com/2022/10/20/sources-bereal-raised-60m-in-its-series-b-earlier-this-year-now-has-20m-daus/

https://news.yahoo.com/ibble-launches-social-networking-app-140000732.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAAERcvPTZk-wuuz5Wma9DmwrQRf2BkVlzhFHF2z_yFpCnYsA_tHE4kF_AISTEpLYUUOK487DNOwlxjzKsTmkSufaC27Bbm3tbIa1eyb5G6EGjhWhsMKxe8bnb_nJVswvqns4Taonhsvd1IFsy0FJanNkCXsFKrzI_UxStRWRUf-.

Fully-Diluted Shares Outstanding

Vlogmi currently has 9,470,349 shares outstanding on a fully-diluted basis. Multiplying this amount by the price per share of $1.00 produces a pre-money valuation of $9,470,349.00.

Conclusion

Based on its evaluation of the above, the Company believes its pre-money valuation of $9,470,349.00 is reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (ii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  16.6%
  Travel and launch events for Philippines rollout. User aquisition expense at UT and other University campuses. Face book ads and A/B testing in Philippines, SE Asia, Brazil and India.

- *Research & Development*
  32.1%
  Web 3.0 implementation, AI programming, building the "Support Creator" monetization platform and testing platform agnostic applications. Implementing additional planned app features.

- *Company Employment*
  28.5%
  Corporate Executives, Marketing Team, support staff.

- *Operations*
  15.3%
  operations, legal, accounting, rent, insurance and hosting.

- *Inventory*

2.0%
Hardware and Software requirements

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.Vlogmi.com (www.Vlogmi.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vlogmi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vlogmi Corporation

[See attached]

Vlogmi Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vlogmi Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 8, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	481	-
Other	158	-
Total Current Assets	638	-
TOTAL ASSETS	638	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	255	-
Accounts Payable	2,674	-
Accounts Payable - Related Party	167,100	-
Total Current Liabilities	170,029	-
Long-term Liabilities		
Notes Payable - Related Party	16,801	-
Total Long-Term Liabilities	16,801	-
TOTAL LIABILITIES	186,831	-
EQUITY		
Common Stock	9	-
Additional Paid in Capital	192,112	-
Accumulated Deficit	(378,315)	-
Total Equity	(186,194)	-
TOTAL LIABILITIES AND EQUITY	638	-

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	815	-
General and Administrative	95,974	-
Research and Development	264,944	-
Rent and Lease	17,000	-
Total Operating Expenses	378,732	-
Operating Income (loss)	(378,732)	-
Other Expense		
Interest Expense	255	-
Total Other Expense	255	-
Other Income		
Other	672	-
Total Other Expense	672	-
Provision for Income Tax	-	-
Net Income (loss)	(378,315)	-

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(378,315)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,674	-
Accounts Payable - Related Party	167,100	-
Accrued Interest	255	-
Accounts Receivable - Related Party	(158)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	169,872	-
Net Cash provided by (used in) Operating Activities	(208,443)	-
FINANCING ACTIVITIES		
Common Stock	9	-
Additional Paid-in-Capital	192,112	-
Notes Payable - Related Party	16,801	-
Net Cash provided by (used in) Financing Activities	208,923	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	481	-
Cash at end of period	481	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/16/2020 (Inception)	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2020	-	-	-	-	-
Issuance of Common Stock	9,041,800	9	-	-	9
Additional Paid in Capital	-	-	192,112	-	192,112
Net Income (Loss)	-	-	-	(378,315)	(378,315)
Ending Balance 12/31/2021	9,041,800	9	192,112	(378,315)	(186,194)

Vlogmi Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vlogmi Corporation, Inc ("the Company") was formed in Delaware on October 16th, 2020. The Company plans to earn revenue from a social media app that is currently under development. Vlogmi is a social media platform based entirely around sharing genuine and authentic, behind-the-scenes content. The Company is driving the next generation of content creators to express their creativity through authenticity to create the future of a healthier, more positive social media.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

As part of its formation activities, the company acquired from Vlogmi, Inc, a sibling entity, for exchange of 8,500,000 of the company's common stock, intellectual property (IP) rights for all peripherals surrounding the Vlogmi App and business model including but not limited to patents, patent applications, patent disclosures and inventions, Internet Domain names, trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registrations. Due to the uncertainty of future cashflows associated with the IP and lack of determinable Fair Market Value of the company's common stock, the company has decided to record the value of IP at $0.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2021, the Company entered into multiple loan agreements with both the chairman and his sister. The loans accrued interest at 5% annually and are due on various dates throughout 2022. The balance as of 12/31/21 was $16,801.

The Company had a total of $167,100 accounts payable as of December 31st, 2021, due to their sibling entity Vlogmi, Inc. The amounts do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions disclosure for details of related party loans entered into during 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$16,801
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 25,000,000 of common shares with a par value of $0.000001 per share. 9,041,800 shares have been issued as of 12/31/2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 8, 2022, the date these financial statements were available to be issued.

In February of 2022, The Company's lawyer and the lawyer's partner invested a total of $50,000 into the Company at $0.48 per share for a total of 104,166 shares.

On February 28th, 2022, a well-known venture capital firm in Texas admitted the Company as a Portfolio Company in exchange for a 1% interest in with an option to purchase up to $250,000 on the same terms as the next priced round of financing over $2,000,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Vlogmi is not live or open to the public at this moment.

INVEST IN VLOGMI TODAY!

True-to-Life Social Media

Are you tired of the fake and unhealthy environment on social media today? At Vlogmi, we're building a platform where you can share your true-to-life content with the people you care ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Vlogmi
A Place To Be You.

$0.00 Raised

REASONS TO INVEST

- Vlogmi was developed to meet the needs of next-generation creators and consumers looking for positive social media experiences. Rather than boosting highly curated content, our platform promotes in-the-moment videos and images, uploaded by everyday users.
- Social media is a massive industry that continues to grow year-by-year. Our total addressable market is estimated to be about $224B and comprises approximately 4.7 billion users worldwide*
- Our proprietary AdTech platform will provide INCENTIVIZED advertisements, allowing creators to monetize their profiles through non-intrusive advertisements supported by fans.

*Total addressable market calculated internally by Vlogmi using information provided by Business of Apps & Smart Insights (source, source)
**Information provided by IronSource (source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$100.00	$9.47M


Vlogmi is a social media experience that doesn't feel fake.
Connect, Create, and watch Genuine, Authentic Content.

Vlogmi is currently in beta and available on the App Store.

Social Media Created for Connecting, Not Comparing

Vlogmi is a social media network built to equip our users with the tools they need to capture moments and connect deeper with the people in life that matter the most to them. We believe current social platforms have made us more anti-social - Vlogmi was created to solve that.


Welcome to Vlogmi

Vlogmi is currently in beta and available on the App Store.

THE PROBLEM & OUR SOLUTION

Capture the Feeling of Genuine Life Experiences

One of the largest problems with young people in the digital age are the false perceptions of reality online. People today are disconnected from each other more than ever due to the exaggerated/curated narratives that are shared online. Plenty of studies have cited that todays social media platforms can have **negative consequences on mental health**, with nearly a third of teenagers reporting that they have anxiety.


no photoshop, no
reposts, no beauty filters

Vlogmi is currently in beta and available on the App Store.

While your feed on other platforms may be filled with edited photos and disingenuous content, Vlogmi provides a refreshing social media experience. We're interested in you, your creative process, the real you. This is why we only allow our users to upload content that's captured from directly inside of our in-app camera. This means that there's no photoshop, no reposts, and no beauty filters.


See what your friends
are up to in-the-moment
vacation mode

Vlogmi is currently in beta and available on the App Store.

THE MARKET & OUR TRACTION

Our Journey to Market and Monetization

Vlogmi is currently in open beta and available on the App Store, with beta groups on TestFlight. Our success on StartEngine will allow us to initiate our launch campaign in the Philippines by the end of this year with our Celebrity Shareholder Network - a group of artists, actors, and influencers featuring more than 50M combined fans worldwide.


Our mission —
To build a community that drives the next generation of content creators to express their creativity through authenticity to create the future of a healthier, more positive social media.

Vlogmi is currently in beta and available on the App Store.

With Vlogmi's success on StartEngine, we will be able to launch publicly on both iOS and Android, roll out our go-to-market strategy, and scale to our first 50,000 users. Once our proprietary ad-tech platform is enabled following our initial beta testing, Vlogmi plans on generating monthly revenue through opt-in advertisements which users can watch to support their favorite content creators.


600 beta users
currently on our iOS platform
50m fans
across our Celebrity Shareholder Network
2500 pre sign-ups
to be beta testers of our platform
160k fan members
in curated group chats we have built out

Vlogmi is currently in beta and available on the App Store.

WHY INVEST

Creating the Future of a Healthier, More Positive Social Media

Vlogmi's ultimate vision is to build a community that drives content creators to **engage their creativity**, **express themselves authentically**, and **enjoy a healthier social media ecosystem**. We understand that social platforms are here to stay, so our mission is to change the way they are used and leverage them to have a positive impact on people's mental health and digital wellbeing.


Vlogmi
Web3 social media platform - based around genuine and authentic content
05:08

We believe this is an early opportunity to be a part of something new, exciting, and empowering for generations to come. **Help us define the future of social media** by supporting Vlogmi today.


Be part of the movement towards the future of social media
Invest in Vlogmi today!

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
701 Brazos St Austin, TX 78701	**$9.47M**	**$291k**

Are you tired of the fake and unhealthy environment on social media today? At Vlogmi, we're building a platform where you can share your true-to-life content with the people you care about. Vlogmi is a new social media platform based entirely around sharing authentic in-the-moment content. We're driving the next generation of content creators to express their creativity through authenticity, creating the future of a healthier, more positive social media. Designed to cultivate a genuine and uplifting community of worldwide game changers, we are dedicated to providing a fresh new alternative to the current social media platforms. Vlogmi is currently in open beta and pre-revenue.

TEAM





Luke Thorssen
Co-Founder, Director, President & CEO

Luke is a lifelong content creator who's managed and consulted social media accounts/channels for industry leaders in gaming and entertainment. Formerly CCO and founding member of Careless, the largest independent record label in the Philippines. Luke has a deep understanding of the creator economy, providing Vlogmi with a competitive advantage in creator monetization strategies.

Rafaella Thorssen
Co-Founder, Director & CCO

Rafaella specializes in UI/UX design and runs Vlogmi's design team, marketing, as well as Vlogmi's internship program out of the University of Texas at Austin.

She studied at a multimedia arts school and graduated from an accounting/business management course in the Philippines prior to moving to Austin, Texas.







Josh Arceo
CTO

Josh is an experienced Engagement Manager with a demonstrated history of working in the computer software industry. Skilled in Software Development, Project Management, System Architectures, Devops, Databases, Automated Software Testing, Management, JavaScript and .NET Frameworks. Strong business development professional with a Bachelor's Degrees in Mathematics and Computer Science from Evangel University.

Bob Thorssen
Chairman & Interim CFO

Chairman and Interim CFO of Vlogmi Corporation is a serial entrepreneur with 50 years of international business experience. Over his entrepreneurial journey, Bob has participated in numerous mergers, acquisitions, joint ventures, and international financings. He has been a founding principal of a wide range of companies resulting in 4x IPO's in Canada, Hong Kong, and Singapore.

Bob's position with Vlogmi is his primary and full-time job.

Katherine Winter Sellery
Director

The creator of the Guidance Approach to Parenting, a program that applies conflict resolution skills to communicate more effectively with children, Katherine will focus on collaborative problem solving and meeting your adolescent's needs. The conscious parenting approach guides parents to eliminate the 3 Rs - retaliation, rebellion and resistance - from parenting, improving your relationship with your adolescent. Conscious parenting teaches both parents and children how to communicate in a compassionate, fair and effective way. This mindful approach to parenting is aligned with the Milken core values of kavod habriyot, treating others with dignity and kindness.

For over 20 years, Katherine has taught and coached thousands of parents, educators, social workers, and medical professionals in half a dozen countries through her popular workshops and coaching programs. Katherine is a 3x TEDx Speaker, and author of "7 Strategies to Keep Your Relationship With Your Kids from Hitting the Boiling Point" as well as her workbook A Guidance Approach to Parenting. She has been featured on local television shows across the US and a guest on over 40 podcasts. In addition, she is also a trained mediator, is certificated in different trauma models, teaches a breathing meditation modality with the Art of Living Foundation, ran her own commodities-trading business in Hong Kong for 30 years, and is on the Board of Directors for the International Association for Human Values (IAHV). IAHV has held special consultative status with the United Nations Economic and Social Council (ECOSOC) since 2002, and contributes to the 17 Strategic Development Goals of the UN.

Katherine's position with Vlogmi is their primary job.



Rob Miller
CLO

Rob is a Partner in the Houston, TX law firm of Banister & Miller, PLLC where he represents businesses in emerging technologies and industries on a wide variety of regulatory, litigation and transactional matters.

Prior to Banister & Miller, Rob served as General Counsel to The Willis Group. Prior to his career with The Willis Group, he served as in-house counsel to BP America specializing in electronic discovery and litigation and was a litigation associate in Texas' largest and oldest minority owned law firm, Epstein Becker Green Wickliff & Hall, PC.



LeRoy Thorssen
Director & COO

LeRoy Thorssen has several years of experience managing international teams, local and remote, including coordinating tightly scheduled workflows and overseeing administrative tasks.

Prior to Vlogmi, LeRoy was the young Marketing Director of Flexifill Bulk Solutions Ltd., developing their corporate website and marketing portfolio. LeRoy now lives in Calgary, Canada, expanding Vlogmi's network North of the border.

LeRoy's primary position is with Falkbuilt Ltd. and works 30 hours a week on Vlogmi.

TERMS

Vlogmi

Overview

PRICE PER SHARE
$1

VALUATION
$9.47M

DEADLINE
Apr 18, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
10,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**Vlogmi Corporation**
Corporate Address	:	**701 Brazos St, Austin, TX 78701**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$100.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**10,000**
Maximum Number of Shares Offered	:	**1,235,000**
Price per Share	:	**$1.00**

Pre-Money Valuation : $9,470,349.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 Hours and receive additional 25% bonus shares.

Super Early Bird Bonus

Invest within following week after initial 72 hours and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the second week (first 17 days) and receive additional 10% bonus shares"

Amount-Based Perks:

$100 | All Investors

All investors ($100+) will receive an official certificate to be a Vlogmi Ambassador.

$500 | Tier 1

$500+ receives a Founder's Verified Badge.

$1,000 | Tier 2

Invest $1,000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Golf Hat + 3% Bonus Shares

$2,500 | Tier 3

Invest $2500+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + VIP Golf Hat + 5% Bonus Shares

$5,000 | Tier 4

Invest $5000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Jacket + 10% Bonus Shares

$10,000 | Tier 5

Invest $10000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Brass Cert + 12% Bonus Shares

$25,000 | Tier 6

Invest $25000+ and receive Founders Verify Badge (FVB) on Vlogmi App Profile + Brass Cert + 15% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vlogmi Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Create daily vlogs by sharing your photo and video memories.

At the end of your day, Vlogmi compiles your posts into your very own daily vlog!

See true-to-life original content.

It's what we're all about!

Want to stay up to date with your loved ones?

Go back to any day and see what they were up to with our Calendar Feature.

There are no reposts, no edits, no Photoshop.

Share the feeling of moments and genuine life experiences.

Get behind the movement.

Why Invest?

What's up guys? It's Luke. I'm the founder and chief executive officer at Vlogmi. I wanna just quickly apologize for the background noise, we're doing this outside, so obviously you might be able to hear some stuff. Vlogmi is a social media platform that's based entirely around sharing genuine and authentic, behind-the-scenes content with the purpose of having a positive impact on our users' digital well-being and mental health.

On Vlogmi, we empower our users to express their true selves while having full ownership of their online identity. So what does that mean? Well, on Vlogmi you own all of the content that you post. So unlike platforms like Facebook or Instagram where after you post a picture, you don't actually own that anymore, well on Vlogmi you have full commercial rights and ownership to your content that you post on the platform.

At Vlogmi, we know that social media isn't gonna disappear anytime soon and it's only gonna grow. You know, with kids growing up using social media these days, we know that we have to create a platform that has a positive impact on our digital well-being and mental health. So the way that we do that on Vlogmi is we are driving our content creators to express their creativity through authenticity by only allowing posts that are taken from inside of our app. So what that means is, we're looking at a much more positive and healthy future for social media, for you people and kids that are growing up on social media today.

One of the biggest problems on social media platforms today are the false perceptions of reality among young people online, and this is mainly due to people only seeing each other's highlight reels rather than their real lives. And this false perception of reality has caused a surge in mental health issues since the boom of social media in 2005, with 1/3 of American teenagers

having anxiety. And this is why we know that we need to make a change in the way we use social media so that it has a positive impact on our lives instead of a negative one.

So how do we do that? Well on Vlogmi, the perfect photo doesn't exist. And that's because on our platform you can only upload content that was taken from directly inside of our in-app camera, meaning there's no photoshop, no reposts, and no beauty filters. Everything that you see is in the moment, and that's why we're really building a platform around connecting with each other instead of comparing.

So we're currently around 600 users on our semi-closed beta. We're live on the App Store now, so you can download it but we're really just testing our infrastructure with our current user base. We have 14 celebrity shareholders who have a combined reach of over 35 million fans worldwide, which is a huge bonus for us when we're promoting our platform to these new users that we can do at no cost. So it's a great competitive advantage for us in that sense. We have about 2500 people signed up on our pre-signup list, and this has actually not been through our celebrity shareholders. This has been through product hunt, cold email outreach, LinkedIn outreach, and through in-person events. We have another one that we've built out, which is two fan clubs that are built through the celebrity shareholders that have about 160,000 people in them that we can directly text through telegram and Instagram at any time. And so, like i said, this is a great way for us to get our initial user base on our platform without having to spend any money and it's a great way to be able to access them directly on their cell phones.

So on Vlogmi we have two main monetization verticals and I'm gonna go into them a little bit, but I'm not gonna dive too deep into them for the sake of time. So if you wanna learn more about it, I would highly urge you to check out our monetization report and our alternatives to ads report, which you can easily find on this campaign page. But our first monetization strategy is our secondary NFT marketplace. And so what this means is every post on Vlogmi is automatically minted into an NFT. So whether you are, you know, Kim Kardashian or whether you're Justin Bieber, you have more monetization verticals and options with your content. Or if you're just a regular Joe Schmo like me, then you can verify on the blockchain that you own this piece of content. The second one is called the support creator feature. This allows creators to monetize their audience through non-intrusive ads on their profiles without having to hide any content behind the advertisements. These are much different than native ads and they work much better. They're almost on every game app on the App Store, but they're not on Facebook or Twitter or Instagram. And so if you can see on this screenshot over here, this is what our vlogmi profile looks like. And you can notice that there's that one green support button. So what happens is when you opt-in to watch one of these advertisements, you click on that support button and when you finish the ad, the reward is that a portion of the revenue made from that advertisement goes to that creator and then the other portion comes to Vlogmi. So now if you're a creator on Vlogmi, you can be posting the same kind of content that you're posting on your Instagram story, but now you'll be getting a check in the main at the end of every single month from Vlogmi that we don't have to front. So it's a great win-win situation for everyone involved.

If you guys like what you saw, make sure to connect with us on our socials. We're on Vlogmi as well as on Twitter, and you can also visit our website vlogmi.com for more info. Thank you so much!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.